March 1, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Arrow Investments Trust, File Nos. 333-178164; 811-22638

Ladies and Gentlemen:

On behalf of Arrow Investments Trust (the "Trust") and Northern Lights Distributors, LLC, the principal underwriter for the Trust, we request that the Commission accelerate the effective date of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement, filed on February 29, 2012, to March 1, 2012 or as soon as possible thereafter.

If you have any questions, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at (614) 469-3265.

                                 Very truly yours,

Northern Lights Distributors, LLC By: /s/ Brian Nielsen Name: Brian Nielsen Title: President	Arrow Investments Trust By: /s/ Joseph Barrato Name: Joseph Barrato Title: President